Exhibit 99.1

MCNEX Launches Industry’s First Automotive-Grade QHD Front-and-Rear Cameras over Unshielded Cables & Connectors, Based on Valens Semiconductor’s VA7000 A-PHY Chipsets

The cameras allow OEMs to reduce harness cost by operating over the simplest channels, including UTP and low-cost Coax, while retaining high-resolution imaging; MCNEX also introduces to market a 4K rear camera based on A-PHY

SEOUL, Korea and HOD HASHARON, Israel – February 18, 2026 – MCNEX and Valens Semiconductor (NYSE: VLN) today announced the joint development and availability of a new family of high-resolution front and rear automotive cameras that deliver QHD (2560×1440) video over unshielded twisted pair (UTP) or low-cost Coax channels, powered by Valens’ VA7000 A-PHY chipsets. The cameras enable OEMs to significantly reduce the cost and complexity of their wiring harness while retaining high image quality for ADAS and autonomous applications.

Unshielded cables and connectors present an attractive wire harness option for automotive OEMs, especially for interior ADAS applications such as front and rear cameras mounted inside the vehicle cabin; the Valens’ VA7000 delivers multi-gig link speeds over these simple channels. By leveraging the high bandwidth and EMC robustness of the VA7000, based on the MIPI A-PHY standard technology, the MCNEX modules deliver reliable multigigabit performance over simple cables, making them ideal for next-generation front and rearview camera designs in cost-sensitive, high-volume vehicle platforms.

MCNEX is also releasing to market a new 4K, 60fps rear view camera that operates over shielded cabling, based on the Valens VA7000. These chipsets are already in mass production, with the first OEM vehicle production (SoP) expected in early 2027.

“MCNEX has a long history of delivering advanced imaging solutions to leading global automakers, and these new cameras are a natural next step in that journey,” said Young Hyun Jeong, VP, Automotive BU at MCNEX. “By combining our camera expertise with Valens Semiconductor’s VA7000 chipsets, we are giving OEMs strong options for front- and rear-facing cameras, and we’re looking forward to sharing these solutions with our OEM customers and partners.”

“Automakers are under pressure to increase sensor resolution and data bandwidth while controlling cost, weight, and most importantly, ensuring flawless performance and passenger safety,” said Adar Segal, Head of Automotive Business at Valens Semiconductor. “The collaboration with MCNEX showcases how our VA7000 chipsets, based on MIPI A-PHY technology, enables multi-gigabit, long-reach links over the simplest cabling, including UTP and low-cost Coax. This offering will help OEMs scale to next-generation ADAS systems with higher image quality and more flexible cabling topologies.”

About MCNEX

MCNEX is a leading global supplier of automotive camera modules and imaging solutions. The company develops and manufactures advanced camera systems for ADAS and autonomous driving applications, serving major automotive OEMs and Tier 1 suppliers worldwide. MCNEX is known for its expertise in optical design, image processing, and automotive-grade manufacturing. For more information, visit https://www.mcnex.com/.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

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Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Mark Prindle

Senior Account Executive

Fusion PR

Mark.prindle@fusionpr.com

Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

michal.benari@valens.com